Trading Symbol TSX: GGC

Genco Increases Mining Reserves by 76% and Measured and Indicated Resources by 751%

June 17, 2008 – Genco Resources Ltd. announces the results of an updated resource and reserve audit for its La Guitarra silver/gold mine and Temascaltepec Mining District. Reserves and resources are reported as of March 2008 in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The Qualified Person under NI 43-101 for this reserve and resource estimate is Glenn R. Clark, P.Eng., of Glenn R. Clark and Associates Limited. He is arm’s length to Genco and has prepared or supervised the preparation of the information that forms the basis for this news release and verified the data disclosed.

The following tabulates the reserve and resources by area and category. Approximately 200,000 tonnes of the underground reserves are included in the Creston block model resources.

La Guitarra and Temascaltepec Silver Gold Mining District Reserves and Resources
Category	Area	tonnes ('000)	Ag g/t	Au g/t	eAg g/t	Oz Ag	Oz Au	Oz eAg
	Guitarra	226,000	209	1.89	304	1,519,000	13,700	2,204,000
Proven	Santa Ana	90,000	210	0.27	224	608,000	800	648,000
Reserves	Nazareno	47,000	198	0.98	247	299,000	1,500	374,000
	Coloso	16,000	257	1.51	333	132,000	800	172,000
Total Proven		379,000	210	1.38	279	2,558,000	16,800	3,398,000
	Guitarra	445,000	187	1.69	272	2,676,000	24,100	3,881,000
Probable	Santa Ana	430,000	190	0.21	201	2,627,000	2,900	2,772,000
Reserves	Nazareno	90,000	178	0.55	206	515,000	1,600	595,000
	Coloso	82,000	258	1.49	333	680,000	3,900	875,000
Total Probable		1,047,000	193	0.97	241	6,498,000	32,500	8,123,000
Total P + P		1,426,000	198	1.08	251	9,056,000	49,200	11,516,000
Creston Open Cut Resources - 20 g/t eAg Cutoff
Measured		4,227,000	63	0.66	96	8,563,000	89,400	13,033,000
Indicated		8,824,000	52	0.57	81	14,754,000	161,200	22,814,000
Total M + I		13,051,000	56	0.60	86	23,317,000	250,600	35,847,000
Inferred		3,469,000	48	0.71	84	5,350,000	79,000	9,300,000
Underground Inferred Resources
Area		tonnes	Ag g/t	Au g/t	eAg g/t	oz Ag	Oz Au	Oz eAg
La Guitarra Down Dip		1,680,000	284	3.77	473	15,340,000	203,000	25,490,000
La Guitarra SE		1,170,000	260	2.10	365	9,780,000	79,000	13,730,000
La Guitarra NW Extension		1,100,000	284	3.77	473	10,050,000	133,000	16,700,000
Santa Ana		2,070,000	252	0.32	268	16,770,000	21,000	17,820,000

Suite 550 – 999 W. Hastings Street, Vancouver, B.C., V6C 2W2, Canada
Tel: (604) 682-2205 Fax: (604) 682-2235
www.gencoresources.com
GGC (Toronto Stock Exchange)

Area	tonnes	Ag g/t	Au g/t	eAg g/t	oz Ag	Oz Au	Oz eAg
El Nuevo Descubrimiento	240,000	606	3.79	796	4,680,000	29,000	6,130,000
Las Animas - Socorro	360,000	551	3.16	709	6,380,000	36,000	8,180,000
Rincon	230,000	611	3.84	803	4,520,000	28,000	5,920,000
Magdalena - Sayas	240,000	455	0.88	499	3,510,000	7,000	3,860,000
Coloso	901,000	309	1.79	399	8,950,000	52,000	11,550,000
Nazareno	1,922,000	267	0.48	291	16,500,000	30,000	18,000,000
Purisima	110,000	551	3.16	709	1,950,000	11,000	2,500,000
Total Underground Inferred	10,023,000	305	1.95	403	98,430,000	629,000	129,880,000

Underground reserves were calculated using a 135 equivalent silver (“eAg”) grams per tonne (“g/t”) cut off, a 20% dilution factor at zero grade. Underground reserves were further reduced by 10% to reflect a mineable recovery estimate. The methodology used for the underground reserves was standard polygonal projections on longitudinal sections. Proven was projected 0-10 metres from data points and Probable was projected 10-25 metres for all areas except Santa Ana. Proven at Santa Ana was projected 0-10 metres and Probable 10–50 metres. Gold assays were cut to 15 g/t, and silver assays to 1,500 g/t.

The following tabulates the parameters used to create the Creston block model grade interpolations.

Parameter	Value, Distance or Method
Grade Estimation Method	IDP3
Block Size (length x width x bench Height)	10x3x3 metres
Composite Length	3 metres
Gold Outlier Cap	6 to 12 g/t depending on area
Gold Outlier Capping Distance	15 metres
Silver Outlier Cap	250 to 625 g/t depending on area
Silver Outlier Capping Distance	15 metres
Measured Distance	20 metres
Minimum Number of Composites for Measured	2
Indicated Projection Distance	20-50 metres
Minimum Number of Composites for Iindicated	2
Inferred Projection Distance	+ 50 metres
Model Constraint	3D Solid/Wire Framing Model

A 50 to 1 silver to gold ratio representing a gold price of US$600/oz gold and a silver price of US$12/oz was used in the eAg calculation. Silver and gold recoveries are essentially the same, 82%-89% using the existing flotation circuit averages and in test work using cyanide leaching.

The following is a further breakdown of the Creston measured and indicated resources at 10 g/t eAg intervals.

Creston Resource by Class and Cutoff
			Ag	Au	eAg	Oz	Oz	Oz
Cutoff eAg g/t	Class	tonnes	g/t	g/t	g/t	Ag	Au	eAg
	Measured	6,145,000	46	0.47	70	9,089,000	93,500	13,764,000
0	Indicated	11,435,000	42	0.45	65	15,443,000	165,500	23,718,000
	M + I	17,580,000	43	0.46	66	24,532,000	259,000	37,482,000
	Inferred	4,590,000	38	0.55	66	5,608,000	81,200	9,668,000

	Measured	5,077,000	54	0.57	83	8,870,000	93,100	13,525,000
10	Indicated	10,382,000	46	0.49	71	15,356,000	163,600	23,536,000
	M + I	15,459,000	49	0.52	75	24,226,000	256,700	37,061,000
	Inferred	4,117,000	42	0.61	73	5,560,000	80,800	9,600,000

	Measured	4,227,000	63	0.66	96	8,563,000	89,700	13,048,000
20	Indicated	8,824,000	52	0.57	81	14,754,000	161,700	22,839,000
	M + I	13,051,000	56	0.60	86	23,317,000	251,400	35,887,000
	Inferred	3,469,000	48	0.71	84	5,354,000	79,200	9,314,000

	Measured	3,508,000	72	0.77	111	8,121,000	86,900	12,466,000
30	Indicated	7,396,000	59	0.65	92	14,031,000	154,600	21,761,000
	M + I	10,904,000	63	0.69	98	22,152,000	241,500	34,227,000
	Inferred	2,870,000	54	0.82	95	4,983,000	75,700	8,768,000

	Measured	3,033,000	80	0.86	123	7,802,000	83,900	11,997,000
40	Indicated	6,179,000	66	0.73	103	13,113,000	145,000	20,363,000
	M + I	9,212,000	71	0.77	109	20,915,000	228,900	32,360,000
	Inferred	2,382,000	61	0.93	108	4,672,000	71,200	8,232,000

	Measured	2,547,000	89	0.97	138	7,289,000	79,400	11,259,000
50	Indicated	5,136,000	73	0.82	114	12,056,000	135,400	18,826,000
	M + I	7,683,000	78	0.87	122	19,345,000	214,800	30,085,000
	Inferred	1,993,000	67	1.05	120	4,294,000	67,300	7,659,000

	Measured	2,162,000	98	1.09	153	6,813,000	75,800	10,603,000
60	Indicated	4,226,000	81	0.93	128	11,007,000	126,400	17,327,000
	M + I	6,388,000	87	0.98	136	17,820,000	202,200	27,930,000
	Inferred	1,710,000	72	1.17	130	3,959,000	64,200	7,169,000

The following table shows the growth of resources and reserves by area and category.

Resource and Reserve Growth from End of 2006
Category	tonnes	oz Ag	oz Au	oz eAg
Reserves	170%	74%	87%	76%
Measured and Indicated	935%	723%	808%	751%
Underground Inferred	72%	47%	18%	39%

Genco’s President Gregory K. Liller stated

“I extremely pleased with the large growth of both reserves and resources in the last year. Genco is executing its plan in a timely manner to develop the full potential of La Guitarra Mine and the Temascaltepec Mining District.

“These estimates will be incorporated into the ongoing feasibility study which is scheduled for completion in the third quarter of this year. The feasibility study will include an open pit mine and processing plan for the Creston deposit and I expect a significant amount of the 35.8 million equivalent silver ounces contained in the Creston measured and indicated resource to be converted to a proven and probable reserve.

“The feasibility study is on track to be completed in Q3 of 2008, and Kappes, Cassiday & Associates are focused on designing a suitable plant for the 3,000 t/d ball mill that we have already purchased. Vector Engineering is completing the design work for a tailings storage facility, a heap leach pad and associated ponds.

“We are assuming a positive outcome to the feasibility study and are currently exploring several project financing options including equity and debt. Genco remains focused and on track to greatly expand production at La Guitarra in 2010.”

For further information:
Gregory K. Liller
President Phone: 604-682-2205
E-mail: gencoinfo@telus.net

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this release.